

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 20, 2008

Mr. Edward A. Guthrie
Executive Vice President   Finance and
Chief Financial Officer
GulfMark Offshore, Inc.
10111 Richmond Avenue, Suite 340
Houston, TX 77042

> **Re: GulfMark Offshore, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **Filed November 2, 2007**
> **File No. 000-22853**

Dear Mr. Guthrie:

We have reviewed the above reference filing and your response letter dated January 15, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Selected Consolidated Financial Data, page 17

1.   We note the revised non-GAAP disclosure you have included in your response to prior comment number 3. We note that you are still excluding charges for cumulative effect of a change in accounting principle and debt refinancing costs from earnings in your non-GAAP EBITDA measure. As your EBITDA non-GAAP measure excludes other charges from earnings besides interest, taxes, depreciation and amortization, your measure is not consistent with the description in Section 1 of SEC Release 34-47226 and Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Therefore, please revise your calculation of the EBITDA non-GAAP measure to comply with this guidance. Exclusion of other charges (e.g., cumulative effect of a change in accounting principle and debt refinancing costs) from earnings may be included in your Adjusted EBITDA non-GAAP measure to the extent it is useful.

Form 10-Q for the Quarterly Period Ended September 30, 2007

<u>(6) Multi-Employer Pension Obligation, page 11</u>

<u>Norwegian Pension Plan, page 11</u>

2.	Your response to prior comment number 4 states that you applied the guidelines from the Norwegian Accounting Standards Board when calculating the assumptions for your pension liabilities and net periodic pension cost (including the gain/loss component of net periodic pension cost). Please clarify why you believe it is appropriate to Norwegian GAAP to pension plans included in financial statements prepared in accordance with US GAAP. Clarify how you evaluated paragraph 72 of SFAS 87 when determining that it is appropriate to refer to non-US GAAP for your pension plans. Explain whether your pension liabilities or your net periodic pension cost would differ had you exclusively applied the assumptions and measurement principles of SFAS 87 to your pension plans.

3.	Please explain in further detail the assumptions you applied for the nine months ended September 30, 2007 in calculating the net periodic benefit cost and how they resulted in the recognition of no gain or loss. Explain whether you have consistently applied assumptions from fiscal year 2006 through the nine months ended September 30, 2007 and how your assumptions comply with the guidance of paragraphs 29 through 34 of SFAS 87.

<u>Closing Comments</u>

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, <u>in writing</u>, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Chris White
Branch Chief